Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: July 17, 2001

The following presentation materials were used by SunTrust in a meeting with Institutional Shareholder Services and may be used by SunTrust from time to time in meetings with shareholders of Wachovia Corporation. These presentation materials also may be provided to certain shareholders of Wachovia Corporation.

The Better Deal

SUNTRUST

SunTrust/Wachovia Merger Proposal

July 17, 2001

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Sun Trust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes ", "expects". "anticipates ", "estimates ", "intends", "plans ", "targets ", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

Forward Looking Statements

Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

Permission for use of the analysts' quotes cited in this presentation was neither sought not obtained.
This presentation contains statements that are the opinions and beliefs of SunTrust.

Discussion Topics

Why SunTrust made its proposal

- History
- Right partner
- Strong momentum and clean slate
  - P/E expansion opportunity
- Good deal for SunTrust shareholders

Better Deal for Wachovia shareholders

- Higher value
- Lower risk
- Better track record

First Union is not a good partner

- Restructuring is not complete
  - No momentum in "growth businesses"
- High risk profile
- History of destroying value
- Trampling shareholder rights

The Choice for Wachovia Shareholders is Clear

- **An AGAINST vote is the best option for Wachovia shareholders**
  - **Avoid trading Wachovia shares for risky First Union stock**
  - **Opportunity to receive superior SunTrust offer**
  - **Opportunity to receive another offer from third party**
  - **Opportunity to renegotiate better deal with First Union**

SunTrust	First Union
• Higher current value, simpler and better dividend • Consistent earnings and stock performance through disciplined acquisitions and organic growth – SunTrust stock is undervalued; opportunity for P/E expansion • Results, not promises; performance, not just scale • Aversion to risk • Lower execution risk – Lower cost saves – Fewer layoffs and branch closings – History of embracing management of acquired institutions	• A risky bet on one quarter of sequential growth against a long history of botched acquisitions, missed earnings and poor stock performance • A record of trampling shareholder rights throughout this proposed transaction • Aggressive accounting and a habit of distortions • High risk profile • Higher execution risk – Aggressive cost savings – Already revised branch closure estimates upward twice – No history of embracing management of acquired institutions

SunTrust

Section 1

Why SunTrust Made Its Proposal

Why SunTrust Made Its Proposal

SunTrust/Wachovia Background

Not at all the "Hostile Transaction" First Union says it is

- SunTrust/Wachovia widely recognized for years as a compelling transaction
  - "... [The two banks] share a common conservative culture. Both are highly profitable ..." – *The Wall Street Journal*, 9/27/1995
  - "Meanwhile, the industry believes Wachovia and SunTrust would make a dream merger because of similar cultures and complementary territories." – *Atlanta Constitution*, 9/19/1995
  - "Wachovia is especially appealing to SunTrust because acquiring the Winston-Salem, NC, Bank Holding Company would both fill in the gap in North and South Carolina and give it some overlap in Virginia and Georgia, two states where Wachovia has a strong presence." – *Dow Jones News Services*, 7/20/1998

- **In December 2000, the stars seemed to be aligned for a SunTrust/Wachovia merger**
  - Humann and Baker shook hands on transaction terms
  - Extensive due diligence
  - Line-of-business head meetings confirmed common operating models
  - Talks broken off shortly before boards convened to approve transaction
- **SunTrust respected – but did not understand – Baker's decision to recess talks and did not push back through other channels: Wachovia board members, investment bankers or other Wachovia officers**
  - Baker committed to contact Humann if he again considered a merger
  - Humann heard about the First Union/Wachovia transaction from an investment banker the Friday before it was announced
- **SunTrust made its proposal because it could make a superior proposal to that of First Union**
  - First Union offered only 7% premium on announcement; 20% reduction in dividend for Wachovia shareholders

Why SunTrust Made Its Proposal

The Record Reflects SunTrust's Proposal is Not Hostile

- "[R]ather than launching a true hostile bid to acquire Wachovia, SunTrust appears to have launched an effort to persuade Wachovia to merge with it in a friendly transaction." – *Marni O'Doherty, Keefe Bruyette & Woods, June 4, 2001*

- **SunTrust has created only benefits for Wachovia shareholders**
- **Declined opportunity to put up director slate and launch exchange offer because unnecessarily disruptive**
- **Open invitation to meet with Wachovia management and board**
  - Would start with the management organization chart developed in December in deciding management roles
  - Committed to appropriate board representation for Wachovia directors
- **Wachovia Director Morris Offit, who owns more shares than Bud Baker and all of the other directors combined, dissented from Wachovia's decision not to meet with SunTrust**
  - Offit disagreed with December process
  - More comfortable with SunTrust's business model

Track Record of Promoting and Retaining Talent

Merger Partners' Management Throughout Organization

- **All of the top executives and most senior officers rose up through SunTrust or one of its acquired banks**
- **Major acquisition history**
  - **SunTrust formed in 1985 through MOE of Trust Company Bank of Georgia and Sun Banks of Florida**
  - **Third National of Tennessee acquired in 1989**
  - **Crestar Financial Corporation acquired in 1998**
- **SunTrust is the only party to this contest who has successfully integrated an MOE**

SunTrust Policy Committee	Position	Years at STI or Predecessor	Prior Affiliation
Phil Humann	Chairman, President and CEO	32	Trust Company Bank of Georgia
John Clay	Vice Chairman	34	Third National Bank of Tennessee
Ted Hoepner	Vice Chairman	33	Sun Banks of Florida
John Spiegel	Vice Chairman	36	Trust Company Bank of Georgia
Jim Wells	Vice Chairman	33	Crestar Financial Corporation

Next 150 SunTrust Officers Number of Officers	Prior Affiliation
50	Trust Company Bank of Georgia
34	Sun Banks of Florida
29	Crestar Financial Corporation
15	Third National Bank of Tennessee
22	Other Affiliations

SUNTRUST

Corporate Governance

- Proven management team that will be enhanced with Wachovia management
- Independent board with only one inside director (CEO Phil Humann)
- Board will be enhanced and will remain independent with the addition of Wachovia directors
- SunTrust board and management have high levels of stock ownership relative to peers
- SunTrust audit, compensation and nominating committees consist entirely of independent directors; this will continue with the new board
- Shareholders with 25% of outstanding stock can call a shareholder meeting
- SunTrust management compensation has largest cash component tied to long term EPS performance and has included a high stock component

SunTrust Benefits vs. First Union Costs

SunTrust's Offer Has Been Good for Wachovia's Shareholders

- **ISS should encourage behavior such as SunTrust's by recommending a vote AGAINST**
- **Bud Baker suggested First Union did not pay a full price when he noted that if the First Union deal is voted down, Wachovia would talk to First Union "to see if something was missed" – *Winston-Salem Journal, July 11, 2001***

SunTrust Benefits

- 15% increase in Wachovia's share price (as of July 16, 2001 close) since SunTrust made its proposal
- Bud Baker slashed the value of his retirement package
- First Union added the option to choose the complex Dividend Equalization Preferred shares
- First Union and Wachovia amended stock option agreement to omit certain (but not all) egregious features

First Union's Costs

- 1% increase in Wachovia price in first 20 trading days after First Union announced its transaction
- First Union's proposal forced restructuring of credit card sale at $400MM estimated cost (approximately $2 per share) to Wachovia shareholders
- First Union sponsored legislation eviscerating Wachovia shareholder rights to call a special meeting

Why SunTrust Made Its Proposal

The Right Partner

- **The strategic benefits of a SunTrust/Wachovia combination reflect that SunTrust is the best partner for Wachovia:**
  - **Value enhancing transaction economics**
  - **Leadership position in high growth and affluent markets**
  - **Enhanced scale in high growth/high margin businesses**
  - **Fortress balance sheet; superior financial strength**
  - **Reinvestment of cost savings**

Common culture

- High quality management and employees
- Customer service orientation
- Relationship focus versus transaction focus
- Long-term growth focused
- Strong credit quality cultures and conservative management philosophy
- Balanced operating models
  - Spread and fee businesses
  - Centralization and local autonomy

Common client profile

- High quality corporate and small to mid-size business customers
- Attractive retail customer base
- Growing prominence in wealth management

Complementary geographies

- Strong positions in high growth markets
- Market extension component
- In-market component to generate efficiencies

The Right Partner – The Best Footprint in Banking

Concentration in High Growth and Affluent Markets (1)

- **Best of both worlds: Market extension transaction funded with cost savings from overlapping regions and duplicative functions**
- **Pro forma statistics**
  - **7.5 million retail customers**
  - **$98Bn in U.S. deposits** (2)
  - **1,842 branches**
  - **3,347 ATMs**
  - **85% of U.S. deposits are in markets with Top 3 Ranking**



#5
MD
Greater Washington Area
#1
#1
VA
#4
TN
#3
NC
SC
#1
GA
#1
#3
FL
SunTrust
Wachovia

Source SNL Securities and company financials.

Notes
1. Map does not include Alabama and Delaware. Before estimated divestitures.
2. As of 9/00, most recent data available

SUNTRUST

Strong Momentum – Predictable Results

SunTrust Cash Operating EPS [1]
$


1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.65
0.88 [2]
0.71
0.73
0.75
0.78
0.81
0.84
0.87
0.90
0.94
0.98
0.95
0.99
1.04
1.04
1.08
1.10
1.12
1.14
1.15
1.17
1.26
0.73
1Q
FTU
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FTU
1996
1997
1998
1999
2000
2001

Source SunTrust 10Qs and earnings press releases

SunTrust Cash Dividends Per Share
$


0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.20
0.26 [2]
0.20
0.20
0.23
0.23
0.23
0.23
0.25
0.25
0.25
0.25
0.25
0.35
0.35
0.35
0.35
0.37
0.37
0.37
0.37
0.40
0.40
0.24
1Q
FTU
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FTU
1996
1997
1998
1999
2000
2001

Source SunTrust 10Qs and earnings press releases

SunTrust

Notes
1. Operating earnings as reported by SunTrust from 4Q '98 to date, adding back amortization of intangibles. Prior to 4Q '98 EPS as reported adjusted for non-recurring items
2. Adjusted for 2-for-1 stock split. Fully diluted shares not available; used average common shares

Why SunTrust Made Its Proposal

SunTrust Momentum

Compares Very Favorably to First Union

- There is no basis for FTU's statement that SunTrust's earnings have "hit the wall"
- SunTrust's continued strong momentum is borne out by its second quarter 2001 results
- Unlike First Union, SunTrust can benchmark its performance off of last year's second quarter results
- First Union's growth is only positive on the most recent quarter over quarter basis

Comparative Operating Performance[1]

	SunTrust Growth Q2 '01/Q2 '00	First Union Growth Q2 '01/Q2 '00
Net Interest Income	7%	(10%)
Non Interest Income	12	(7)
Net Income	9	(9)
Earnings Per Share	13	(10)

SunTrust

Note
1. SunTrust and Wachovia 2Q '01 earnings release

Why SunTrust Made Its Proposal

Analysts Believe in the SunTrust Growth Story (1)

SunTrust has not "Hit the Wall"

- **IBES median Long Term EPS growth estimate of 10.5% as of 7/16/01**

- "In sum, SunTrust continues to demonstrate that it is one of the **nation's best-run banks**. The structure of the company's balance sheets argues that continued earnings growth is likely. **Purchase is strongly recommended**." *– Richard Bove, Raymond James, July 6, 2001*
- "Overall, not only was this a **clean, revenue driven quarter**, but we think the "reported" core EPS number [$1.19] understates the company's earnings power." *– Jennifer Thompson, Putnam Lovell Securities, July 6, 2001*
- "We are encouraged by **SunTrust's ability to generate revenue growth in a difficult environment**…." *– Matthew J. Snowling, Friedman, Billings, Ramsey & Co., July 6, 2001*
- "We believe that STI will **manage through a slowing economy better than its peers**, particularly from a credit standpoint." *– Lana Chan, CIBC World Markets, July 6, 2001*
- "…a **22% annualized increase in noninterest income was driven by strong growth in mortgage banking revenues, credit card fees and mutual fund sales. Trust revenues were flat with the first quarter…which we find encouraging given lackluster market performance**." *– Jennifer Thompson, Putnam Lovell, July 6, 2001*
- "…the level of **nonperforming assets remains very manageable** as do net charge-offs.." *– Chris Mutascio, Legg Mason, July 9, 2001*
- "…we believe that the reported number of $1.19 per share was conservatively stated…." *– Lana Chan, CIBC World Markets, July 6, 2001*
- **"The only surprise was on the upside."** *– Katrina Blecher, Sandler O'Neill & Partners, July 9, 2001*

Note
1. Permission for use of the analysts' quotes cited throughout this presentation was neither sought nor obtained. Emphasis in analyst quotes in this presentation is added

SunTrust's Stock Poised for Multiple Expansion

- SunTrust is currently undervalued relative to historical levels

Forward GAAP P/E Relative to the S&P Bank Index as a % of 5-year Average


%
110
100
90
80
70
1/16/01
2/05/01
2/23/01
3/15/01
4/04/01
4/24/01
5/14/01
6/01/01
6/21/01
7/16/01
SunTrust

Source: FactSet

Analyst Commentary

- We expect the stock to sell at 15x earnings implicating a projected price of $79 per share"
  – *Richard Bove, Raymond James, July 6, 2001*
- "We reiterate our Buy rating on STI with a fundamental price target of $75."
  – *Lana Chan, CIBC World Markets, July 6, 2001*

Analyst Recommendations


Sell
4%
Buy
39%
Hold
57%

Source: Bloomberg 7/16/01

The Better Deal

- Over 6% accretive to SunTrust shareholders by 2004
- Over 9% accretive to Wachovia shareholders by 2004

Why SunTrust Made Its Proposal

Financially Attractive

Based on Conservative Assumptions (1)

($MM, except per share amounts)	2002	2003	2004
SunTrust Earnings	$1,527	$1,631	$1,740
Wachovia Earnings (2)	1,053	1,147	1,251
Subtotal	*2,580*	*2,778*	*2,991*
Cost Savings	124	217	310
Other (3)	(87)	(84)	(75)
Pro Forma Earnings	*2,616*	*2,911*	*3,226*
Cash EPS	$5.35	$6.06	$6.82
SunTrust Accretion	0.6%	3.6%	6.3%
Wachovia Accretion	1.9%	5.7%	9.3%

Source: May 14, 2001 SunTrust presentation.

Notes
1. Estimated in-the-money value of option is, for presentation purposes, $440MM. If in-the-money value of option is $780MM, SunTrust accretion will be 0.5% lower than shown in each period. At the minimum surrender value of $375MM, SunTrust accretion will be 0.1% higher than shown in each period; if the option is invalidated, SunTrust accretion will be approximately 0.7% higher than shown in each period
2. Assumes 25 million share repurchase to conform with street estimates
3. Includes earnings loss due to divestitures, restructuring charge, payment for option, reserve addition and increased dividend

SunTrust

Why SunTrust Made Its Proposal

SunTrust/Wachovia

Significant Complementary Strengths to Create Shareholder Value

- **Success of a merger integration depends largely on compatibility of the cultures being merged**
- **SunTrust and Wachovia have many shared values**
  - **Customer service focus**
  - **Credit quality culture**
  - **Avoidance of risky bets for short-term gain**
  - **Bias toward actions that increase long-term shareholder value**

Attractive Pro Forma Business Mix
1Q 2001 Revenues


Wealth Management 17%
Retail 50%
Commercial & Corporate 33%

Complementary Brokerage/Wealth Management

SunTrust		Wachovia
Superior mutual fund investment performance	↔	Wealthy customer base
Robinson Humphrey equity research	↔	IJL full service brokerage
AMA Manager-of-Manager and hedge fund products	↔	Offitbank

Complementary Corporate and Commercial Businesses

SunTrust		Wachovia
Debt capital markets capabilities	↔	Long-term corporate relationships
Commercial market leadership	↔	Well regarded treasury management product set

SunTrust

Section 2

The Better Deal for Wachovia Shareholders

A Better Deal

SunTrust Creates Value for Wachovia and Its Shareholders

- By every measure, SunTrust is proposing a better deal for Wachovia shareholders
- SunTrust is a much more reliable partner in terms of delivering on results

We believe our proposal offers:

- Higher current value
- Simpler and better dividend; with a history of dividend growth
- Unlike First Union, upside not dependent on P/E expansion – most of First Union's P/E expansion seems to have already happened
- Stronger currency; better track record
- Lower execution risk
- Fewer branch closings and staff reductions
- Better outcome for employees, customers and communities

The Better Deal for Wachovia Shareholders

Comparison of Proposals

		SunTrust Deal	First Union Deal
▪ $3.46 or 5% higher	Price [1]	$72.46	$69.00
▪ Simpler and better	Dividends	$2.40 [2]	$1.92 plus DEP Security or $1.92 + $0.48 one-time cash payment
▪ Easier to execute	Cost Savings	$500MM	$890MM
	% of Wachovia's Estimated Core Expense Base [3]	23%	42%
▪ Higher Wachovia ownership	Wachovia Pro Forma Ownership [4]	43%	29%

Notes
1. Based on July 16, 2001 close; SunTrust transaction based on 1.081 exchange ratio
2. Based on SunTrust proposal to increase annual per share dividend to $2.22 and a 1.081 exchange ratio
3. Wachovia's core non-interest expense base pro forma for impact of Republic Security transaction and card sale
4. Based on common shares outstanding on 6/30/01

SunTrust

The Better Deal

- Wachovia shareholders will participate in SunTrust's dividend growth on day 1
- SunTrust has grown its dividend in every year since formation of the company
- First Union cut its dividend by 50% this year
- Under proposal 1, shareholders wait years until they return to Wachovia's current dividend level
- Under proposal 2, shareholders wait years to participate in any growth in First Union's underlying common dividend

The Better Deal for Wachovia Shareholders

Illustrative Dividend Comparison: SunTrust vs. First Union

Assuming 6% Annual Growth Rate in Common Dividend (1)

SunTrust Proposal

$


3.50
3.00
2.50
2.00
2.40
2.54
2.70
2.86
3.03
2002
2003
2004
2005
2006

First Union Proposal Option 1 (w/$0.48 payment)

$


2.50
2.00
2.40
2.04
2.16
2.29
2.42
2002
2003
2004
2005
2006

First Union Proposal Option 2 (w/ DEP security)

$


2.50
2.00
2.40
2.40
2.40
2.40
2.42
2002
2003
2004
2005
2006

Notes

1. Dividends are payable on SunTrust common stock when, as and if declared by the Board of Directors of SunTrust out of the funds legally available therefore. Accordingly, any declaration of dividends on SunTrust common stock in the future will be at the discretion of the SunTrust Board of Directors and will depend upon SunTrust's future earnings and financial condition and other factors. While SunTrust has not reduced the dividend on its common stock at any time in the past, there can be no assurance that SunTrust will continue to pay dividends on SunTrust common stock in the amounts set forth in this document or otherwise. These same factors should be viewed as being generally applicable to the payment of dividends by First Union

SUNTRUST

First Union's P/E Expansion Has Already Played Out

No Where to Go But Down

- **First Union is trading at historically high levels**

Forward GAAP P/E Relative to the S&P Bank Index as a % of 5-year Average
%



120
110
100
90
80
1/16/01
2/05/01
2/23/01
3/15/01
4/04/01
4/24/01
5/14/01
6/01/01
6/21/01
7/16/01
First Union

Source FactSet

Analyst Commentary

- "...First Union is currently trading at parity with the median large-cap bank, representing a 7-year high relative valuation." - *Sean Ryan, Fulcrum Global Partners, 7/13/01*
- "First Union is fully valued, trading at a 3% discount to the peer group" - *Alyse Halpin, Janney Montgomery Scott, 7/13/01*
- "First Union stock sells at a rather high 2002 P/E multiple of 12.0 times against Bank of America at 10.9 times and FleetBoston at 10.3 times" - *Andrew Collins, US Bancorp Piper, 7/13/01*

Analyst Recommendations



Sell
4%
Buy
22%
Hold
74%

Source Bloomberg 7/16/01

SUNTRUST

The Better Deal for Wachovia Shareholders

Bank Stocks with Low P/Es Have Generated Lower Returns

- **Low P/E banks such as First Union have not outperformed higher P/E banks by closing the valuation gap, but instead disparities between lower quality banks and higher quality banks have widened**
- **Higher P/E banks generally reflect higher quality institutions and have led to better stock performance**

Cumulative Returns to Shareholders(1)
%



250
200
150
100
50
0
(50)
212
107
148
55
46
(2)
17
(4)
28
29
1996
1997
1998
1999
2000
1st Quartile P/E(2)
4th Quartile P/E(2)

Source: FactSet

Notes

1. Cumulative returns from January 1 of the respective years to 7/16/01. Assumes reinvestment of dividends.
2. 1st quartile consists of 6 banks with the highest P/Es and 4th quartile consists of 6 banks with the lowest P/Es of the S&P Bank Index at beginning of each period. Index consists of 24 banks. For the years 1996, 1997, 1998, 1999 and 2000 SunTrust is in the 1st, 1st, 1st, 2nd and 2nd quartiles, respectively, while First Union is in the last quartile for all the years stated

SunTrust

The Better Deal

The Better Deal for Wachovia Shareholders

The Numbers Tell the Story

Who is Creating Value For Shareholders?

- **On every measure, SunTrust has delivered more to its shareholders over the long term than First Union**

	SunTrust			First Union		
	5 Years Ago (1)	Today (2)	Change	5 Years Ago (1)	Today (2)	Change
Price	$49.25	$67.03	+36%	$37.00	$34.50	(7%)
Core EPS	$2.72	$4.76	+75%	$3.10	$2.60	(16%)
Net Revenue per Share	$11.58	$17.68	+53%	$13.11	$13.49	+3%
Dividend	$0.83	$1.60	+93%	$1.10	$0.96	(13%)
Book Value per Share	$22.13	$27.29	+23%	$17.42	$16.49	(5%)

Notes
1. For fiscal year ended 1996. Security prices as of December 31, 1996. Per share numbers are split adjusted
2. Security prices as of July 16, 2001. Core EPS based on First Call 2001 consensus as of July 16, 2001. Revenue and dividends per share are first half of 2001 annualized

The Better Deal for Wachovia Shareholders

First Union Proposal Premised on More Aggressive Assumptions

Greater Execution Risk in First Union Transaction

- **First Union assumes it achieves the same cost saves in Year 1 that SunTrust assumes for Year 3; yet they assert that these could be achieved with no branch closures or system integrations in Year 1**
- **In an effort to justify its aggressive cost savings assumptions First Union has already increased its branch closing estimates from 250 to 300 to 325**
  - **325 is approximately half of Wachovia's branches**

	SunTrust Proposal $MM	First Union Proposal $MM	First Union Proposal is
Estimated Cumulative Cost Savings			
Year 1	200	**490**	145% higher
Year 2	350	668	91% higher
Year 3	**500**	890	78% higher
% of Wachovia expenses [1]	23%	42%	
Job Losses	**4,000**	**7,000**	**75% higher**
Branch Closures	**150-175**	**325**	**86-117% higher**

Note
1. Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale

SunTrust

The Better Deal for Wachovia Shareholders

Greater Overlap Doesn't Justify Higher Branch Closures

- Even as a percentage of overlap, First Union proposes to cut many more branches

Closures as a % of Branch Overlap (1)
%


120%
100%
80%
60%
40%
20%
0%
77%
100%
49%
68%
1 Mile
2 Mile
SunTrust
First Union

Source SNL Securities

Notes
1. Assumes SunTrust closes 163 branches which is the midpoint of the 150-175 range consistently used, and First Union closes 325 branches

SunTrust

The Better Deal for Wachovia Shareholders

Conservative Cost Savings Targets By Any Measure

- **How they look at it**

Cost Savings as a % of Combined Operating Expenses


%
Median(1)
20
15
10
5
0
16
13
12
10
~10
10
10
8
8
5
10
Chemical/Chase

- **How we look at it**

Cost Savings as a % of Target Operating Expenses


%
Median(1)
50
40
30
20
10
0
45
42
34
33
27
26
23
19
17
8
27
First Union/ CoreStates
Chemical/Chase
Chemical/ Manufacturers Hanover
BankOne/ First Chicago NBD
NationsBank/ BankAmerica
SunTrust/ Wachovia
Fleet/ BankBoston
Norwest/ Wells
Firstar/ US Bancorp

Notes
1. Includes completed transactions
2. Wachovia's estimated core non-interest expense base pro forma for impact of Republic Security transaction and card sale
3. Source: First Union/Wachovia analyst presentation

SunTrust

The Better Deal for Wachovia Shareholders

This Looks Like CoreStates All Over Again

- CoreStates resulted in: 9.2% market share loss and 31% deposit loss in Philadelphia MSA from June 1997 to June 2000
  - Two downward revisions in 1999 projected earnings ($4.35 projected to $3.40 actual)
  - First Union's stock price declined from $60.81 on December 31, 1998 to $32.94 on December 31, 1999

	CoreStates	Wachovia
Pre-announcement Due Diligence	• 4 days prior to Board meeting; 6 days total	• 4 days prior to Board meeting; 6 days total
Aggressive Cost Savings(1) (2)		
Year 1	• 26%	• 23%
Fully-Phased In	• 45%	• 42%
Past/Future Excuses	• Future Bank Initiative	• Corporate Restructuring

Notes
1. As stated in First Union/CoreStates analyst presentation on 11/18/97
2. Wachovia's estimated core non-interest expense base pro forma for the impact of Republic Security transaction and card sale

SunTrust

Section 3

First Union is Not a Good Partner

First Union is Not a Good Partner

First Union Restructuring Has Not Yielded Results

- First Union has prematurely claimed momentum based on one quarter's sequential growth
- The big picture is not so encouraging
- First Union has one of the lowest ROA's in the business
  - First Union restructuring far from complete

Net Income [1]
$MM


900
800
700
600
838
714
702
681
610
649
(23%)
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

ROA [1][2]
%


1.75
1.50
1.25
1.00
0.75
1.35
1.44
1.12
1.42
1.14
1.38
1.14
1.36
0.99
1.30
1.05
1Q
2Q
3Q
4Q
1Q
2Q
First Union
Top 50 Banks
2000
2001

Source FTU 2Q'01 earnings release and 1Q'01 10Q

Notes
1. Source: First Union 10Qs and earnings releases. Based on reported operating restated earnings
2. Source: SNL Securities. Based on restated core ROA

SunTrust

First Union is Not a Good Partner

First Union's "High Growth Businesses"

Competitive Businesses Where First Union has no Competitive Advantages

- **"Our merger partner, First Union, has recently completed a major restructuring, positioning it strongly in growth businesses such as asset management, brokerage and capital markets" – *Bud Baker, Letter to Shareholders, June 20, 2001***
- **"While revenue at its asset-management and trust services segment grew 1% from a year ago, expenses rose 7% as the revenue growth was generated by acquisitions. The inability to cut costs here is particularly worrisome, since trust services growth is a major attraction for Wachovia." – *Harry Milling, Morningstar Equity Research, July 16, 2001***

Capital Management Operating Earnings
$MM



200
150
100
50
0
(22%)
145
135
120
132
113
113
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

Source First Union Press Releases

Corporate and Investment Banking Operating Earnings
$MM



300
250
200
150
100
(45%)
278
199
138
168
150
153
1Q
2Q
3Q
4Q
1Q
2Q
2000
2001

Source First Union Press Releases

SUNTRUST

First Union is Not a Good Partner

The Restructuring Seems Far From Over

Business Mix Moving in the Wrong Direction

- **First Union's targeted business mix is so far from its current mix that its target may never be achieved – even assuming First Union's aggressive growth rates**
- **In 2Q'01, General Bank and Capital Management growth rates were moving contrary to First Union's stated targets**

Contribution of Net Income [1]

	2000		2001		Business Mix Target [2]
	3Q %	4Q %	1Q %	2Q %	%
General Bank	45	41	48	53	35–40
Corporate & Investment Banking	20	25	25	24	25–30
Capital Management	17	19	19	17	30–35
Other	18	15	9	6	N/A

Source FTU 2Q'01 earnings release and 1Q'01 10Q

Isn't this going in the wrong direction?

Notes
1. Based on restated information
2. From First Union/Wachovia Investor Presentation, April 16, 2001

First Union is Not a Good Partner

And Some Experts Believe First Union Is Not Ready

- "The Company went through a gut wrenching last year. They are not really ready to take on Wachovia. They need more time to continue their restructuring before swallowing a merger of this size."

  –Steve Wharton, Loomis, Sayles & Co [1]

- "We continue to contend that First Union is doing the wrong deal at the wrong time – a mismatch of cultures at exactly the time when the company should be sticking to their knitting and continuing to straighten out the franchise, without the added distractions of integrating a company so dramatically different from their own."

  –Nancy Bush, Ryan Beck & Co., 7/13/01

- "First Union's second quarter results, reported Thursday reflect the bank's inability to boost profitability through mergers, so we still believe the proposed deal with Wachovia would be a lackluster investment."

  –Harry Milling, Morningstar Equity Research, 7/16/01

Note
1. Institutional Investor, "Ken Do" by Jacqueline Gold, June 2001

First Union is Not a Good Partner

High Risk = Volatile Earnings = Poor Returns

- **FTU is a risky stock with high earnings volatility**
- **Another cycle of volatility is beginning:**
  - **"...the bank's robust loan growth, up 13% from a year ago, undermined its plan for a more profitable loan base; aggressive loan growth is what lead to a 30% rise in loan defaults in the quarter from a year ago."** ***Harry Milling, Morningstar Equity Research, July 16, 2001***
- **"FTU is targeting that a combination with WB would produce 10% growth in cash EPS in 2001 and an 11%+ 'normalized' EPS growth rate over three to five years. But FTU has not come close to achieving these types of growth rates over the last five years."**

  –Thomas McCandless, CIBC World Markets, 5/31/01

Core EPS Growth (1)
%



10
5
0
(5)
(10)
(15)
(20)
4.8
(1.2)
6.5
(13.2)
(12.5)
1997
1998
1999
2000
2001E (2)

Notes
1. Originally reported; excludes non-recurring items, merger-related and restructuring charges
2. First Call estimates as of 7/16/01

SunTrust

First Union is Not a Good Partner

Track Record of Massive Special Charges

First Union's Fits, Starts and Meltdowns Inappropriate Risk for Wachovia Shareholders

- Immense restructuring charges over past five years reflect First Union management's aggressive appetite for risk taking
- Charges have resulted in less equity per share at First Union than five years ago
- We see no change in First Union's aggressive appetite for risk taking
  - Wachovia merger in midst of restructuring
  - Telecom and technology lending
  - Principal investing
  - Aggressive tax driven transactions
  - Criticized use of loan sales to mask nonperforming loans

Restructuring Charges in Last 5 Years (1)

$MM



7,500
6,000
4,500
3,000
1,500
0
$7,210
1,791
1,157
791
3,471
$365
115
250
First Union
SunTrust
Restructuring
Merger Related
Provision
Other

Source: Company financials

Note
1. Through 3/31/01

Credit Quality

First Union Well Above Median for Top 50 Banks

- **It was FTU's practice of moving bad loans to the loans-for-sale account that led David Hendler, financial services analyst, to refer to FTU as one of the most "egregious camoflaugers" of credit quality**
  - ***The Street.com, 6/19/01***
- **"Credit trends seem to show improvement—although we're always a little suspicious due to FTU's heavy use of loan sales..."**
  - ***Nancy Bush, Ryan Beck, 7/13/01***
- **"Credit trends weren't as favorable as the headlines"**
  - ***Ruchi Madan, Salomon Smith Barney, 7/12/01***
- **"Trying to analyze FTU's credit quality is a real quagmire."**
  - ***Alyse Halpin, Janney Montgomery Scott, July 13, 2001***

Nonperforming Assets/Loans and Foreclosed Properties
%


1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Median NPA
ratio of top 50
adjusting for loan
1.47
1.23
0.63
0.74%
2Q'01
2Q'01 Adjusted (2)
SunTrust
First Union
First Union adjusted

Notes
1. By market cap as of 3/31/01
2. Adjusted NPA defined as reported NPAs ($1,577MM) plus loans sold out of the portfolio ($156MM) plus loans sold from held-for-sale ($66MM). Methodology based on analysis of Alyse Halpin, Janney Montgomery Scott, 7/13/01

SunTrust

First Union is Not a Good Partner

High Risk + Thin Capital = Inadequate Protection

Not Adequate Given First Union's Appetite for Risk

- **SunTrust credit ratings are in the top 11 out of the top 50 banks**
- **SunTrust's overall ratings are higher than First Union's and there is no negative outlook on SunTrust**
- **S&P put First Union on watch for a downgrade**
  - **"outlook on First Union remains negative"**
    –S&P Press Release, 4/16/01
  - **"necessary for company to establish a clear core earnings foundation following its massive restructuring in June 2000"**
    – S&P Press Release, 4/16/01
  - **". . .earnings recovery could be impeded by the continuing erosion in commercial loan quality and the slump in the capital markets business."**
    – S&P Press Release, 4/16/01

Estimated Tangible Common Ratio
%


8.00
7.00
6.00
5.00
4.00
3.00
6.77
4.97
5.75
4.81
4.26
Given effect to equity forward contracts
STI
FTU (1)
STI (2)
FTU (1)
FTU (3)
At March 31, 2001
Illustrative Pro Forma at March 31, 2001 (4)

Notes
1. First Union figures do not include impact of $1.6Bn equity forward contracts and forward purchase contracts at cost as of 3/31/01, plus an additional 5.9MM share forward contract announced in 2Q'01. Settlement price of 5.9MM contract is estimated to be approximately $204MM. Source: First Union 3/31/01 10Q and 2Q'01 earnings release
2. Estimated in-the-money value of option is $440MM
3. Assumes the maturity of $1.8Bn equity forward contracts assuming these contracts are settled under the gross physical settlement method
4. Assumes purchase accounting. Pro forma for WB card sale and 185MM WB shares at closing. Assumes balance sheet reduced by credit card loans and related intangibles and $1Bn restructuring charge (40% taken up front, of which 19% is tax deductible)

SunTrust

Exposure To Telecom Woes

First Union, One of the Largest U.S. Bank Exposures to Telecom Loans

- "The telecom industry will soon begin contributing to U.S. commercial banks' heap of losses from soured loans."
  - "Telecom to Ring Up Banks Loan Losses", *Dow Jones Newswires*, July 6, 2001
- A $507MM earnings loss spread over two years would eliminate approximately 8% of First Union's net income

- **Continued telecom sell-off after poor earnings announcements by leading players**
- **Approximately $25.5 billion in telecom debt owned by U.S. banks trading below 90 cents on the dollar**
- **First Union's exposure to Telecom loans estimated at $507MM (1)**
  - 2001E EPS impact of negative $0.06
- **…And in 2000 alone, First Union lead managed $28 billion in syndicated loans, of which 20% was to telecom, media and technology issuers**

Estimated U.S. Banks' Exposure to Telecom Loans (1)
$MM


800
600
400
200
0
689
629
507
368
273
157
80
JP Morgan
Bank of America
First Union
Fleet
BONY
PNC
Wells

Note
1. Salomon Smith Barney Equity Research 6/22/01, 2001E earnings impact assumes 50% of telecom credits default and FTU loses 75% of the original exposure over 2 years. Citigroup not included due to SSB source

SunTrust

First Union is Not a Good Partner

Exposure to Principal Investing

- The tide has turned on First Union principal investing

- **$3Bn principal investing portfolio at year-end 2000, equal to 20% of capital**
  - Recognized losses of only $91MM, or 3%, this year
  - Nasdaq is down 13% (12/31/00 - 6/30/01 close)
- **First Union write downs out of line with those of other banks**
  - Wells Fargo recently wrote down $1.1Bn of principal investment portfolio, or 18% of value (1)
  - Other large banks have also taken relatively larger write downs this year (JPM)

Quarterly Principal Investing Income
$MM


240
160
80
0
(80)
143
60
176
210
199
206
34
(43)
(43)
(58)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
1999
2000
2001

Principal Investing Portfolio as a % of Equity (2)
%


30
25
20
15
10
5
0
26
20
17
13
7
2
JPM
FTU (4)
WFC (4)
BAC (5)
C
STI

Notes
1. Assumes total value of portfolio at 3/31/01 includes marketable securities and non-marketable securities
2. Based on most recent available information
3. As of 12/31/00
4. First quarter balances adjusted for announced venture capital write-downs of $1.05Bn (after-tax), assuming a 35% tax rate. Includes both marketable and non-marketable equity securities which also include securities used for troubled debt restructuring or regulatory requirements
5. Uses average balances. Includes strategic technology and alliances investment portfolio

SunTrust

First Union is Not a Good Partner

New Management?

Demonstrated Exclusion of Talent of Acquired Institutions

- First Union has sought absolution based on "new management" when substantial majority of managers has presided over difficulties of last several years
- Only one top executive has come from First Union's 81 prior acquisitions – Steve Cummings spent 2 years at Bowles Hollowell prior to its acquisition
- The pattern continues. . .
  - In the "New Wachovia" only one Wachovia manager would run a major business line
  - Although First Union talks about adopting Wachovia's customer service model, it is not putting Wachovia managers in charge of customer service focused lines of business
- First Union management has never successfully completed an MOE

Name	Title	Year Joined FTU	Number of Years at Bank
Ken Thompson	President and CEO	1976	25
Don McMullen	Vice Chairman	1995	6
Ben Jenkins	Vice Chairman	1971	30
Barnes Hauptfuhrer	Co-Head Capital Markets Group	1988	13
Steve Cummings	Co-Head Capital Markets Group	1998	3
Bob Kelly	Executive Vice President and CFO	2000	1
David Carroll	Executive Vice President	1981	20
Tom Wurtz	Senior Vice President and Treasurer	1994	7

First Union is Not a Good Partner

Previous Promises

Missteps Not Limited to CoreStates

- **Through the years, First Union has established a pattern for major acquisitions:**
  - **Step 1: Aggressively pursue transactions**
  - **Step 2: Tout benefits of transaction to target shareholders**
  - **Step 3: Miss earnings projections**
  - **Step 4: Apologize to Wall Street and claim to have learned from mistakes**
  - **Return to Step 1: Aggressively pursue transactions. . .**

First Union Acquisitions

	Dominion	First Fidelity	Wheat First
Announcement Date	9/21/92	6/19/95	8/20/97
EPS (Yr) Projected at Announcement[1] ($)	$3.54 (96)	$3.62 (97)	$3.90 (98)
Reported Operating EPS (Yr)	3.16 (96)	3.30 (97)	3.21 (98)[2]
Shortfall (%)	(10.9)%	(8.8)%	(17.7)%

Source: First Union 10Ks, analyst presentations, press releases and IBES. EPS estimates adjusted for stock splits

First Union Acquisitions

	Money Store[4]	Signet	CoreStates	EVEREN
Announcement Date	3/04/98	7/21/97	11/18/97	4/26/99
EPS (Yr) Projected at Announcement[3] ($)	$4.38 (99)	$4.36 (99)	$4.46 (99)	$4.52 (00)
Reported Operating EPS (Yr)	3.40 (99)	3.40 (99)	3.40 (99)	2.97 (00)
Shortfall (%)	(22.4)%	(22.0)%	(23.8)%	(34.3)%

Source: First Union analyst presentations, press releases, Company reports and IBES. EPS estimates adjusted for stock splits

Notes
1. Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation"
2. Excludes non-recurring gains, benefits and expenses. Reported operating EPS was $3.77, a 3.3% shortfall
3. Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation". EVEREN projected EPS based on $0.02 above median IBES estimates as of announcement date as company described transaction as $0.02 accretive to 2000 EPS
4. Restructuring and other charges related to Money Store totaled $2.6Bn after-tax in 2000. Source: First Union analyst presentation, June 26, 2000

SunTrust

First Union is Not a Good Partner

First Union: Trampling Shareholder Rights

- **First Union's corporate governance policies are empty protection if legislature stands ready to reduce shareholder rights**
  - **". . . the measure would reduce the power of shareholders, particularly dissident shareholders, of all companies in North Carolina, not just banks." – *Robert Lamy, Professor of Finance at Wake Forest University quoted in Winston-Salem Journal June 13, 2001***
  - **"Whatever it is it's all very unseemly and just smacks of disservice to Wachovia shareholders." – *Nancy Bush, analyst for Ryan, Beck, quoted in American Banker, June 14, 2000***

North Carolina Midnight Legislation

- For 100 years, North Carolina shareholders had the right to call a special shareholders meeting in one form or another
- SunTrust proposed that shareholders vote on bylaw permitting 10% of Wachovia's shareholders to call a special meeting
- In response, First Union engineered a new law in 48 hours
  - Enacted June 14, 2001
- New law eliminated shareholders' right to call a special meeting without authorization in the articles
  - Requires board approval
  - Now a majority of shareholders - or even 100% of shareholders - cannot call a special meeting unless the Board lets them
  - North Carolina is now the only state with such a restriction

Shareholder List Litigation

- Refused to provide shareholder list in response to valid request
- Forced Wachovia shareholder to initiate litigation to obtain shareholder list
- Despite court order requiring delivery of list, Wachovia was less than fully cooperative
- A full four weeks past before Wachovia finally delivered the list

Egregious Deal Protection Provisions

- In the wake of the deal announcement advisors to Wachovia and First Union were describing the deal protection features as iron clad
- Even after three changes to the option agreement, the option still contains excessive features
- One change explained as fixing a mistake that "resulted in an exercise price that was too low" – in other words, that made the value too high
- Core problem still remains, option is inappropriately designed to have a minimum value of $780 million (5.9% of deal value) in a low premium deal

- **First Union Option Agreement**
  - Wachovia granted First Union an option to purchase, upon the occurrence of certain events, up to 19.9% of the issued and outstanding shares of Wachovia common stock
  - Value of the option is capped at $780 million – approximately 6% of the value of the First Union/Wachovia transaction at the time of announcement
  - The "anti-dilution" provision in the option (which contains egregious and unprecedented features) is inappropriately designed to guarantee that the option will have a value of not less than $780 million if Wachovia completes a business combination transaction with SunTrust
  - The option can be exercised through delivery of non-cash consideration (preferred stock or debt of First Union) – a feature not used in any other major financial institution merger
- **Termination of the Merger Agreement**
  - If Wachovia shareholders fail to approve the First Union/Wachovia transaction, the Wachovia Board will not have the right to terminate the merger agreement without First Union's consent until January 16, 2002
  - Wachovia would continue to be bound by the negative operating covenants and other covenants in the merger agreement, and First Union would be under no obligation to improve the deal

Section 4

Conclusion

Conclusion

Why Vote AGAINST First Union

SunTrust has proposed a superior offer

- SunTrust/Wachovia is a compelling transaction for both sets of shareholders
  - Ideal complementary business mix and geographic fit
  - Compatible cultures that will facilitate execution
- Proposal has always had the higher value, and we believe, as history supports, it always will
- Dividend is simpler and better
- Currency is stronger
- Lower risk: Execution and balance sheet
- SunTrust benefits not premised on P/E expansion or rebalancing business mix; although P/E expansion likely
- SunTrust believes that an AGAINST vote would send a strong signal to the Wachovia board to sit down and negotiate with SunTrust

Why Vote AGAINST First Union

Reward Does Not Compensate for Risk in Its Stock

- **Bud Baker himself has suggested that something may have been "missed"**
- **Baker's quotes suggest a better deal is available**
- **An AGAINST vote is the only way for Wachovia shareholders to test First Union's commitment and to keep other options open**

- Low premium offer
- Dividend proposal halts Wachovia dividend growth for indefinite period
- Benefits premised on P/E expansion which analysis shows is already in First Union stock
- First Union risk profile is inconsistent with Wachovia's historical long term value focus
  - First Union has insufficient capital cushion given its appetite for risk
- AGAINST vote keeps options open for Wachovia shareholders
  - SunTrust proposal
  - First Union at higher price or on better terms
    - Between Wachovia's two Board meetings, First Union changed exchange ratio from 1.9 to 2.0 and added $0.48 special dividend
  - Other third party proposal (Deutsche Bank, BB&T, others)

Section 5

Appendix

Appendix

Results, Not Promises

Total Returns (1)

- **1-Year – 8% higher**
- **5-Year – 72% higher**

1-Year
%


46
44
42
40
38
36
34
32
44
36
SunTrust
First Union

Source FactSet

5-Year
%


120
100
80
60
40
20
107
35
SunTrust
First Union

Source FactSet

- **10-year – 105% higher**

10-Year
%


450
400
350
300
250
415
310
SunTrust
First Union

Source FactSet

SUNTRUST

Note
1. As of 7/16/01, assumes reinvestment of dividends

Appendix

Results, Not Promises

Net Revenue per Share [1]
$


18.00
17.00
16.00
15.00
14.00
13.00
12.00
11.00
10.00
1996
1997
1998
1999
2000
1H01 Ann.
11.58
13.25
14.36
14.96
16.22
17.68
CAGR = 9%
13.11[2]
14.42
13.64
14.56
14.38
13.49
CAGR = 1%
SunTrust
First Union

Notes
1. Excludes non-recurring items
2. First Union adjusted for 1997 2-for-1 stock split

Appendix

Results, Not Promises

- Whose stock would you want to own?

Core EPS (1)
$



5.00
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
4.76
CAGR = 12%
4.39
3.92
3.42
3.31
3.25
3.10 (3)
3.21
3.13
2.97
2.72
2.60
CAGR = (3)%
1996
1997
1998
1999
2000
2001E (2)
SunTrust
First Union

Notes
1. Originally reported; excludes non-recurring items, merger-related and restructuring charges
2. First Call estimates as of 7/16/01
3. Adjusted for 1997 2-for-1 stock split

SunTrust

Appendix

Results, Not Promises

Annual Dividends per Common Share (1)

SunTrust
$


1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
CAGR = 14%
0.83
0.93
1.00
1.38
1.48
1.60
1996
1997
1998
1999
2000
2Q '01
Ann.

First Union (2)
$


2.50
2.00
1.50
1.00
0.50
0.00
CAGR = (3)%
1.10
1.22
1.58
1.88
1.92
0.96
1996
1997
1998
1999
2000
2Q '01
Ann.

Notes
1. Company financials, as originally reported
2. Adjusted for 1997 2-for-1 stock split. Does not reflect one time $0.48 cash payment

SunTrust

Analysts Believe the SunTrust Proposal Has Lower Execution Risk

- "…STI…has a **much better track record** in achieving its deal-related targets….**FTU…appears to have missed EPS** targets on most of its major deals over the last five years, including **Dominion, First Fidelity, Wheat First, The Money Store, Signet, CoreStates and Everen**. In fact, FTU took a $2.6Bn after-tax charge to exit The Money Store last year. To review, **FTU is targeting that a combination with WB would produce 10% growth in cash EPS in 2001 and an 11%+ 'normalized' EPS growth rate over three to five years. But FTU has not come close to achieving these types of growth rates over the last five years**."

  – Thomas McCandless, CIBC World Markets, May 30, 2001

- "[W]e believe a SunTrust/Wachovia combination would pose **less integration risk** than a First Union/Wachovia combination….[W]ith First Union's long track record, but lack of a successful track record, we remain cautious in making that leap of faith yet….We further think there is moderately less potential for customer disruption in a SunTrust/Wachovia combination based on the need for **fewer branch closures** (175-250 vs. 250-300). It would also appear on the surface that the First Union/Wachovia combination offers **greater potential for employee disruption** based on the need for a higher level of staff reductions (7,000 vs. 4,000 under SunTrust's proposal)."

  – Jennifer Thompson, Putnam Lowell, May 29, 2001

- "[C]ould STI do any better? The earnings shortfall after Crestar was only about 3% and the deck has been clear at STI for some time, which leads us to believe that they could and would take a **deliberate approach** to the WB integration that would lead to a **much lessened risk** of massively lessened earnings."

  – Nancy Bush, Ryan Beck, May 30, 2001

Appendix

Analysts Believe the SunTrust Proposal Has Lower Execution Risk

(cont'd)

- "Do I think First Union has rejiggered the numbers to suit themselves? You bet I do. If Wachovia is not depleted at the end of all this, its going to be radioactive."

  – Nancy Bush, Ryan Beck (quoted in SNL Merger story July 9, 2001)

- "We feel integration risk is reduced because there would be 42-50% fewer branch closings and 43% fewer layoffs than under the First Union plan. We believe that the SunTrust franchise is currently in a **stronger operational and financial position to undertake the acquisition** of Wachovia."

  – Jennifer Thompson, Putnam Lovell Securities, May 15, 2001

- "We believe that the **lesser employee turmoil** in a STI/WB union will ultimately lead to **better employee morale**, which is crucial to maintaining revenue momentum, … [SunTrust has] **higher probability of ensuring a smooth integration** with considerably less customer and employee disruption, and consequently, a **far higher likelihood of achieving the advertised earnings synergies**."

  – Lana Chan, CIBC World Markets, May 15, 2001